McGuireWoods LLP 201 North Tryon Street Charlotte, NC 28202 Phone: 704.343.2000 Fax: 704.343.2300 www.mcguirewoods.com

VIA EDGAR

June 9, 2009

Mr. Nicholas P. Panos, Esq.

Mr. Perry J. Hindin, Esq.

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, DC 20549-3628

Re:	Bank of America Corporation

Schedule TO-I

Filed May 28, 2009

Amendment Nos. 1 and 2 to Schedule TO-I

Filed June 3 and June 9, 2009, respectively

Dear Mr. Panos and Mr. Hindin:

We are submitting this letter on behalf of our client, Bank of America Corporation (the “Company”), in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in its comment letter of June 4, 2009 with respect to the above-referenced Schedule TO-I. For your convenience, we have included your comments below in bold with our corresponding responses following each bold comment. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the Company’s Tender Offer Statement on Schedule TO-I, as amended. The Company has filed Amendment No. 2 to the above-referenced Schedule TO-I with changes responsive to comment no. 4 of the Staff.

Schedule TO-I

Offer to Exchange

General

1.	Please advise us whether you believe each of the series of Preferred Stock represented by the Depositary Shares is a separate class of subject security for purposes of Exchange Act Rule 13e-4 and Regulation 14E.

Response:

The Company believes that each series of Preferred Stock represented by the Depositary Shares is a separate class of subject securities for purposes of Exchange Act Rule 13e-4 and Regulation 14E. Although “class” is not defined specifically for these purposes, it is defined for other

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Mr. Nicholas Panos

Mr. Perry J. Hindin

June 9, 2009

purposes under the Securities Exchange Act of 1934 (the “Exchange Act”). Section 12(g)(5) of the Exchange Act provides that, for purposes of Section 12(g) of the Exchange Act, the term “class” includes “all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.” In determining whether different series of preferred stock are the same “class” for the purposes of Rule 144A under the Securities Act of 1933, in Release No. 33-6862, the adopting release for Rule 144A, the SEC stated that the test under Rule 144A to determine whether securities would be of the same class would be the same test as under Section 12(g)(5) of the Exchange Act and would be interpreted in the same manner. The SEC went on to state that “preferred equity securities will be deemed to be of the same class if their terms relating to dividend rate, cumulation, participation, liquidation preference, voting rights, convertibility, call, redemption and other similar matters are substantially identical” (emphasis added). The foregoing terms of each series of Preferred Stock represented by the Depositary Shares are not substantially identical. In particular, in no case is the dividend rate for a series of Preferred Stock, including with respect to the series of floating rate Preferred Stock, substantially identical to any other series. There are also various other differences among the series of Preferred Stock. These differences are borne out by the fact that each of the series is valued differently by the market and trades at different prices on the New York Stock Exchange. The Company believes that as a result of these differences among the material terms of the different series of Preferred Stock and among the rights and privileges enjoyed by the holders of the Depositary Shares representing the different series of Preferred Stock, including the dissimilarities in the dividend rates and the historical market prices among the series, the different series of Preferred Stock do not meet the definition of class provided by Section 12(g)(5) of the Exchange Act and, therefore, each series is a separate class of securities for purposes of Exchange Act Rule 13e-4 and Regulation 14E.

2.	We note that the subject classes of securities in the Private Exchange Transactions are preferred stock. Please confirm that you will file a Schedule TO-I for these privately negotiated exchange offers or provide us with your analysis as to why the privately negotiated exchange offers are not tender offers. Refer to Rule 13e-4(a)(1) and (2) and Rule 3a11-1.

Response:

The Company submits that the exchange of newly-issued shares of Common Stock for preferred stock in the Private Exchange Transactions does not constitute a tender offer and therefore does not implicate Rule 13e-4(a). Although neither the Exchange Act nor the rules promulgated thereunder define the term “tender offer,” case law has supplied two standards to assist in the determination of whether a transaction or series of transactions is a tender offer: (i) the “Wellman Test” (see Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979), cited with approval in SEC Release No. 34-43069) and (ii) the “Hanson Test” (see Hanson Trust plc v. SCM Corp., 774 F.2d 47 (2d Cir. 1985), cited id. at n. 3). The Company considered these tests in connection with the Private Exchange Transactions and believes that whether viewed under the relevant criteria of the eight factors of the Wellman Test or more generally from the totality of the circumstances and the

Mr. Nicholas Panos

Mr. Perry J. Hindin

June 9, 2009

need for the protection of the tender offer rules under the Hanson Test, the Private Exchange Transactions are not the type of transactions contemplated by Rule 13e-4.

The Wellman Test evaluates the following eight factors in determining whether a transaction may comprise a tender offer: (i) whether there is an active and widespread solicitation of public security holders; (ii) whether the solicitation is made for a substantial percentage of the issuer’s securities; (iii) whether the offer is made at a premium over the prevailing market price; (iv) whether the terms of the offer are firm rather than negotiable; (v) whether the offer is contingent upon the tender of a fixed minimum and perhaps subject to the ceiling of a fixed maximum number of securities to be purchased; (vi) whether the offer is open for only a limited period of time; (vii) whether the offerees are subjected to pressure to sell; and (viii) whether the public announcements of a purchasing program precede or accompany a rapid accumulation of large amounts of the target company’s securities. “These factors are simply broad guidelines. They are factors to be weighed not simply counted numerically.” (Thomas Lee Hazen, Treatise on the Law of Securities Regulation, §11.4, 5th Ed. 2005).

The negotiation of the Private Exchange Transactions, and the exchange of preferred stock for common stock in those transactions, did not involve any active solicitation of holders of preferred stock by or on behalf of the Company. In many cases, the holder of the preferred stock initiated contact with the Company, expressing an interest in an exchange transaction well in advance of the Company electing to pursue the Private Exchange Transactions. In no case was the agreement with respect to a particular Private Exchange Transaction put forth by the Company on fixed terms, and the Company has not fixed a minimum or maximum number of securities to be exchanged in the Private Exchange Transactions. The provisions of these agreements, including the covenants and the consideration, were the result of extensive negotiations among the Company, the holders and their advisors. The Company did not impose any time constraints on the negotiations with the holders of the preferred stock and the negotiations were in no way subject to any fixed deadline. In all cases, the series of preferred stock exchanged in the Private Exchange Transactions are different from the series of preferred stock that are eligible for exchange in the Exchange Offer.

With respect to the Hanson Test, the determination turns on whether, unless tender offer rules are followed, there will be a substantial risk that offerees will lack information needed to make an educated investment decision. Each of the holders of the preferred stock exchanged to date in a Private Exchange Transaction is a large, highly-sophisticated institutional investor. In most cases, the holders were funds represented by an investment advisor as well as internal or external legal counsel. None of these holders required any additional information prescribed by the tender offer rules in order to make an educated investment decision.

Based on the foregoing, the Company respectfully submits that the exchanges of preferred stock in the Private Exchange Transactions do not constitute a tender offer and therefore did not implicate Rule 13e-4.

3.	We note that you intend to determine the Common Stock Average Price and the number of shares of Common Stock issuable for each exchanged Depositary Share on the second

Mr. Nicholas Panos

Mr. Perry J. Hindin

June 9, 2009

business day prior to the expiration of the offer. Please provide your analysis as to how use of this pricing mechanism does not result in the need to extend the offer for 10 business days pursuant to Rule 14e-1(b).

Response:

Rule 14e-1(b) provides that no person making a tender offer shall increase or decrease the percentage of the class of securities being sought or the consideration offered in the tender offer unless such tender offer remains open for at least ten business days from the date that notice of such increase or decrease is first published or sent or given to security holders. We do not believe that Rule 14e-1(b) requires that the Exchange Offer be extended after the Common Stock Average Price, and the number of shares of Common Stock issuable for each exchanged Depositary Share, has been determined as disclosed in the Offer to Exchange since use of this pricing mechanism does not result in either an increase or decrease in the consideration offered in the Exchange Offer, or an increase or decrease in the Depositary Shares for which the Company is tendering.

With respect to the consideration being offered for the Depositary Shares in the Exchange Offer, the consideration issuable for each exchanged Depositary Share is clearly set forth in the Offer to Exchange. The value of this consideration is expressed as a specified dollar amount per Depositary Share, and the currency in which this amount will be paid is identified as shares of Common Stock. The determination of the Common Stock Average Price has no effect on the value of the consideration that the Company is offering for exchanged Depositary Shares or the currency in which the consideration will be paid. The purpose of the pricing mechanism, pursuant to which the Common Stock Average Price will be determined, is to value the Common Stock for the purpose of determining the number of shares of Common Stock that will be equal to the fixed value of the consideration being offered per Depositary Share. Both the specified value of consideration being offered per Depositary Share and the pricing mechanism for determining the shares of Common Stock that this consideration per Depositary Share will represent are fixed and will not change during the period of the Exchange Offer. The determination of the Common Stock Average Price is made over a period of time that ends two business days prior to the scheduled Expiration Date so that the value of the Common Stock that holders of exchanged Depositary Shares actually receive will not vary greatly from the value of the Common Stock that the holders would receive if the value were determined on the Expiration Date. The Company believes that the pricing mechanism used in the Exchange Offer offers holders a reasonable balance between the objectives of providing the most current pricing of the consideration to be received as is practicable, while reducing price distortions that could occur if prices were established at a single point in time. The use of the pricing mechanism will not result in any change to the consideration offered for each Depositary Share exchanged in the Exchange Offer.

The Staff has previously granted no-action relief under Rule 14e-1(b) in connection with the use of a pricing mechanism similar to the pricing mechanism being used by the Company, where both the securities subject to and offered in the exchange offer were listed on a national securities exchange, as is the case in the Exchange Offer. See, e.g., Lazard Freres & Co. (Aug. 11, 1995). In Lazard Freres & Co., use of this pricing mechanism was determined not to result in a change in

Mr. Nicholas Panos

Mr. Perry J. Hindin

June 9, 2009

the consideration that would require an extension of the offer period under Rule 14e-1(b). As noted in Lazard Freres & Co., this pricing mechanism provides offerees two business days to tender securities or withdraw previously tendered securities.

The Staff has also previously granted no-action relief with respect to Rule 14e-1(b) in modified Dutch auction issuer tender offers where the exact number of securities to be acquired in the tender offer was determined after the expiration of the offer. In those tender offers in which the amount of the consideration per security was determined by way of a modified Dutch auction and the aggregate consideration to be paid was limited, the number of securities sought was not specifically identified until the price to be paid per share was determined, i.e., the aggregate consideration was divided by the clearing price. See, e.g., Alliance Semiconductor Corporation (Sept. 22, 2006). A number of issuer tender offers have been conducted in this manner. The pricing mechanism in the Company’s Exchange Offer provides holders considerably more certainty as to the consideration being offered than a modified Dutch auction issuer tender offer does. With respect to the Company’s Exchange Offer, the other conditions under which modified Dutch auction issuer tender offers are permitted are satisfied (e.g., equal proration and withdrawal rights) or are not applicable (e.g., the minimum and maximum consideration, since, in the Exchange Offer, the consideration per Depositary Share is fixed at a specified dollar value).

With respect to the Depositary Shares for which the Company is tendering, the method of determining the number of Depositary Shares that the Company is seeking to exchange in the Exchange Offer is disclosed in the Offer to Exchange and will remain fixed throughout the period of the Exchange Offer. Specifically, the Company is seeking to exchange Depositary Shares having an aggregate liquidation preference that will result in the issuance of 200,000,000 shares of Common Stock valued at the Common Stock Average Price. Although the exact aggregate liquidation preference of Depositary Shares to be exchanged will not be known until the Common Stock Average Price is determined, that aggregate liquidation preference being sought for exchange is not increased or decreased at any time during the period of the Exchange Offer—it remains fixed at the amount that would result in the issuance of 200,000,000 shares of Common Stock valued at the Common Stock Average Price. The Company does not have any discretion with respect to the number of Depositary Shares that it will accept for exchange. It is obligated, rather, under the terms of the Exchange Offer, to accept for exchange the number of Depositary Shares having an aggregate liquidation preference that would result in the issuance of 200,000,000 shares of Common Stock (or a lesser amount if not enough Depositary Shares are validly tendered and not withdrawn), valued at the Common Stock Average Price. As disclosed in the Offer to Exchange, holders of Depositary Shares will know the aggregate liquidation preference of Depositary Shares sought and will have the ability to tender their Depositary Shares or withdraw previously tendered Depositary Shares for two business days before the Expiration Date.

Mr. Nicholas Panos

Mr. Perry J. Hindin

June 9, 2009

All the information that the holders of the Depositary Shares need to make an informed decision has been disclosed in the Offer to Exchange. In addition, the Company has provided, through the Information Agent, the means for holders of Depositary Shares to obtain, through a dedicated page on the Information Agent’s website, the daily per share volume-weighted average price of the Company’s Common Stock for each of the days in the five-day period during which the Common Stock Average Price is determined. Once the Common Stock Average Price is determined and disseminated by a press release, holders of Depositary Shares may contact the Information Agent through a toll-free number to obtain the Common Stock Average Price and the number of shares of Common Stock issuable for each exchanged Depositary Share.

In addition, the Company advises the Staff that in the event it increases or decreases the value of the Common Stock offered in exchange for Depositary Shares in the Exchange Offer or changes the method by which it determines the Depositary Shares being sought in the Exchange Offer, it will comply with the requirements of Rule 14e-1 with respect to the extension of the period of the Exchange Offer.

Conditions to the Exchange Offer, page 29

4.	We note the representation that the Company may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered through action or inaction by the Company.

Response:

In response to the Staff’s comment, the Company has stated in Amendment No. 2 that it will not assert a condition that is triggered through its action or inaction.

5.	We note in the last sentence of the last paragraph of this section the disclosure relating to the Company’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. Please confirm the Company’s understanding that if an offer condition is triggered, it will notify shareholders whether or not it has waived such condition.

Mr. Nicholas Panos

Mr. Perry J. Hindin

June 9, 2009

Response:

The Company has advised us that it understands that if a condition to the Exchange Offer is triggered, it will notify the holders of the Depositary Shares whether or not it has waived such condition.

Solicitation, page 37

6.	We note the disclosure in the fourth paragraph of this section. If this language is intended to apply to holders of outstanding Depositary Shares located outside the United States, please note that the all-holders provision of Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretative guidance in section II.G.1. of SEC Release 33-8957. Please either advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8) or revise the disclosure here consistent with that rule.

Response:

The Company has advised us of its understanding that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. and non-U.S. holders. While the all-holders provision does not require the Company to disseminate offer materials outside the United States, the Company understands that it may not exclude foreign holders from the Exchange Offer and must accept for exchange Depositary Shares from any foreign holder in accordance with the acceptance provisions described in the Offer to Exchange. In addition, Section II.G.1. of Release No. 33-8957 provides that “a statement that a tender offer is not being made into a particular jurisdiction is permissible where it means that the tender offer materials are not being distributed into that jurisdiction.” The Company confirms that its statement that the Exchange Offer is not being made in any jurisdiction where the making of the Exchange Offer would not be in compliance with applicable law means that the Exchange Offer materials would not be distributed into such a jurisdiction. The statement does not, however, mean that tenders from foreign holders residing in any such jurisdiction would not be accepted. Accordingly, the Company respectfully submits that the language in the section entitled “Solicitation” on page 37 of the Offer to Exchange is consistent with the all-holders provision in Exchange Act Rule 13e-4(f)(8) and that the Exchange Offer otherwise complies with such provision.

Exhibit (a)(1)(D)

7.

We note the last two paragraphs of this press release regarding forward-looking statements and your reference to the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. Please revise and refrain from referring to such safe harbor provisions in any

Mr. Nicholas Panos

Mr. Perry J. Hindin

June 9, 2009

offers to exchange, future press releases or other communications relating to this tender offer.

Response:

The Company acknowledges that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. The Company will refrain from referring to the safe harbor provisions in the Private Securities Litigation Reform Act of 1995 in future press releases or other communications relating to the Exchange Offer.

8.	We also note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the Company will avoid using this statement in all future communications.

Response:

The Company will avoid use of the disclaimer that it does not undertake any obligation to update any forward-looking statements in future communications relating to the Exchange Offer.

Closing Comments

Attached to this letter are the acknowledgements from the Company requested by the Staff.

Please do not hesitate to contact the undersigned at (704) 343-2319 or by facsimile at (704) 805-5073, or Richard W. Viola at (704) 343-2149 or by facsimile at (704) 444-8779, with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Elizabeth G. Wren

cc:	Teresa M. Brenner (Bank of America Corporation)

Richard W. Viola (McGuireWoods LLP)

Acknowledgement

Bank of America Corporation (the “Company”) hereby acknowledges to the Securities and Exchange Commission (the “SEC”) the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing (the Schedule TO-I of the Company filed May 28, 2009, as amended);

•	comments of the Staff (the “Staff”) of the SEC or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Bank of America Corporation

By:	/s/ Teresa M. Brenner
Teresa M. Brenner Associate General Counsel